The securities discussed by this product summary supplement are unsecured debt securities issued by Citigroup Global Markets Holdings Inc. and guaranteed by Citigroup Inc. Thus all payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Investing in the securities involves risks not associated with an investment in conventional debt securities. See “Key risks associated with Dual Directional Barrier Securities” beginning on page 3 and the accompanying Product Supplement.

The securities will not be listed on any securities exchange.

The information in this product summary supplement is not complete and may be changed. This product summary supplement is not an offer to sell these securities and it is not soliciting an offer to buy the securities in any jurisdiction where the offer or sale is not permitted.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined that this product summary supplement and the accompanying product supplement, prospectus supplement and prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

The product supplement, prospectus supplement and prospectus referenced below contain certain general terms of Dual Directional Barrier Securities. The specific terms of any offering of Dual Directional Barrier Securities will be set forth in a pricing supplement for that offering, which may add, update or modify any information in this document or the product supplement, prospectus supplement or prospectus. If any information in the applicable pricing supplement is inconsistent with the other offering documents, including this document, you should rely on the information in that pricing supplement. You should read the applicable pricing supplement together with the product supplement, prospectus supplement and prospectus before making a decision to invest in any Dual Directional Barrier Security. You may access the product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov as follows:

Product Supplement No. ES-01-09 dated March 7, 2023

Prospectus Supplement and Prospectus each dated March 7, 2023

Dual Directional Barrier Securities A Guide for Investors Citigroup Global Markets Holdings Inc. Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333 - 270327 and 333 - 270327 - 01 The securities discussed by this product summary supplement are unsecured debt securities issued by Citigroup Global Markets Holdings Inc. and guaranteed by Citigroup Inc. Thus all payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. Investing in the securities involves risks not associated with an investment in conventional debt securities. See “Key risks associated with Dual Directional Barrier Securities ” beginning on page 3 and the accompanying Product Supplement. The securities will not be listed on any securities exchange. The information in this product summary supplement is not complete and may be changed. This product summary supplement is not an offer to sell these securities and it is not soliciting an offer to buy the securities in any jurisdiction where the offer or sale is not permitted. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined that this product summary supplement and the accompanying product supplement, prospectus supplement and prospectus are truthful or complete. Any representation to the contrary is a criminal offense. The product supplement, prospectus supplement and prospectus referenced below contain certain general terms of Dual Directional Barrier Securities . The specific terms of any offering of Dual Directional Barrier Securities will be set forth in a pricing supplement for that offering, which may add, update or modify any information in this document or the product supplement, prospectus supplement or prospectus. If any information in the applicable pricing supplement is inconsistent with the other offering documents, including this document, you should rely on the information in that pricing supplement. You should read the applicable pricing supplement together with the product supplement, prospectus supplement and prospectus before making a decision to invest in any Dual Directional Barrier Security . You may access the product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov as follows: Product Supplement No. ES - 01 - 09 dated March 7, 2023 Prospectus Supplement and Prospectus each dated March 7, 2023

Citigroup Global Markets Holdings Inc. 2 What are Dual Directional Barrier Securities ? Dual Directional Barrier Securities are unsecured debt securities of the issuer, but unlike conventional debt, the securities do not pay interest and do not return a fixed amount of principal at maturity. Instead, Dual Directional Barrier Securities offer a payment at maturity that may be greater than, equal to, or less than the principal amount, depending on the performance of an “underlying” asset, such as an equity index, ETF or stock. On the downside, Dual Directional Barrier Securities offer the opportunity for a positive return at maturity, based on the absolute value of the depreciation of the underlying, but only as long as the final underlying value is greater than or equal to the Final Barrier Level on the final valuation date. If the final underlying value is less than the Final Barrier Level on the final valuation date, you will be exposed to the full downside of the underlying over the term of the Securities . Dual Directional Barrier Securities have a typical maturity of between 1 2 months and 5 years. Who might be interested in Dual Directional Barrier Securities ? • Current or prospective holders of the underlying • Investors with a neutral or moderately bullish view of the underlying looking to potentially outperform a benchmark • Investors looking for a positive return on their investment if the return of the underlying is positive but limited, or moderately negative • Investors looking for limited protection from a decline in the underlying • Investors looking to improve their risk adjusted returns by diversifying their portfolio allocations What benefits specific to Dual Directional Barrier Securities should you be aware of? Dual Directional Barrier Securities offer repayment of principal, as well as participation in the absolute return of the underlying on the downside, as long as the underlying does not close below the Final Barrier Value on the valuation date, subject to the credit risk of the issuer and guarantor. Depending on the terms of a specific offering, although subject to uncertainty , gain or loss on a Dual Directional Barrier Security for U.S. federal income tax purposes generally should be long - term capital gain or loss if the Dual Directional Barrier Security has been held for more than one year. Investors should review the offering documents regarding the treatment of any specific Dual Directional Barrier Securities. What risks specific to Dual Directional Barrier Securities should you be aware of? Dual Directional Barrier Securities are not capital protected and thus you could receive significantly less than the initial amount you invest. Because the return on Dual Directional Barrier Securities is often capped and does not reflect the dividends paid in the underlying, Dual Directional Barrier Securities may underperform a direct investment in the underlying. You will not receive any periodic payments of interest or any other periodic payments, such as dividends paid on the underlying, while holding the Dual Directional Barrier Securities . For additional risks, please see the “Key R isks A ssociated with Dual Directional Barrier Securities ” on the following page. For a full description of the risks involved with this type of investment, please review the “Key Risks Relating to the Securities” in any Dual Directional Barrier Security pricing supplement. Direct Underlying Investment “One - for - one” risk and return O verv i ew Dual Directional Barrier Securities Investment Modified risk and return Dual Directional Barrier Securities offer 100% participation in the ‘absolute return’ of the underlying between the Final Barrier Level and the Maximum Upside Return. Investors thus benefit from either a positive or negative return in the underlying at maturity, provided it remains range - bound. Return of Investment Return of Underlying Underlying Return Note Return Return of Investment Return of Underlying

Citigroup Global Markets Holdings Inc. 3 You may lose a significant portion or all of your investment Unlike conventional debt securities, Dual Directional Barrier Securities do not repay a fixed amount of principal at maturity. Instead, the payment at maturity will depend on the performance of the underlying. If the underlying depreciates below its Final Barrier Level on the final valuation date, investors will lose 1% of the stated principal amount of the Dual Directional Barrier Securities for every 1% by which the underlying has depreciated from its initial value. Dual Directional Barrier Securities do not pay interest Unlike conventional debt securities, Dual Directional Barrier Securities do not pay interest or any other amounts prior to maturity. The potential return on capped Dual Directional Barrier Securities is limited If the Dual Directional Barrier Securities are subject to a M aximum Upside Return, the potential total return on the Dual Directional Barrier Securities at maturity in an upside scenario will be limited to the Maximum Return at maturity. The return potential of the securities in a downside scenario is limited by the Final Barrier Level. Any decline in the final underlying value below the Final Barrier Level will result in a loss, rather than a positive return, on the Dual Directional Barrier Securities. Holders of Dual Directional Barrier Securities will not receive dividends Holders of Dual Directional Barrier Securities will not receive the dividends that would be paid on a direct investment in the underlying . This lost dividend yield may be significant over the term of the Dual Directional Barrier Securities and may cause the Dual Directional Barrier Securities to underperform a direct investment in the underlying even if the underlying return does not exceed the M aximum R eturn . The securities are subject to the credit risk of the issuer and guarantor If the issuer or guarantor defaults on their obligations, holders of Dual Directional Barrier Securities may not receive anything owed to them under the securities. Dual Directional Barrier Securities will not be listed on any securities exchange and holders may not be able to sell them prior to maturity Dual Directional Barrier Securities will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the Dual Directional Barrier Securities . The value of the Dual Directional Barrier Securities prior to maturity will fluctuate based on many unpredictable factors The value of Dual Directional Barrier Securities prior to maturity will fluctuate based on the price and volatility of the underlying and a numbe r of other factors, including dividend yield on the underlying, interest rates generally, the time remaining to maturity and the issuer’s creditworthiness . The value of Dual Directional Barrier Securities at any time prior to maturity may be significantly less than the issue price. Investors may not receive the benefit of the barrier in any sale prior to maturity. The issuer and its affiliates may have conflicts of interest with investors The issuer and its affiliates may have a number of conflicts of interest with investors in the Dual Directional Barrier Securities as a result of their hedging, trading and other business activities. The United States federal tax consequences of an investment in the Dual Directional Barrier Securities are uncertain There is no direct legal authority regarding the proper U.S. federal tax treatment of Dual Directional Barrier Securities , and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”). Consequently, significant aspects of the tax treatment of these investments are uncertain. Investors should refer to the applicable offering document(s) for each Dual Directional Barrier Security regarding its U.S. federal tax treatment. However, no assurance can be given that the IRS will agree with the treatment described within the offering document(s) for a particular Dual Directional Barrier Security . Citigroup Inc., its affiliates, and employees do not provide tax or legal advice. Investors should consult with their own professional advisor(s) on such matters before investing in any Dual Directional Barrier Security . Key Risks Associated with Dual Directional Barrier Securities

Citigroup Global Markets Holdings Inc. 4 Final Barrier Level Maximum Upside Return Upside Participation Rate A value, such as 70% of the initial value of the underlying, which is the value of the underlying below which investors will realize a loss on their investment. If the underlying closes below the Final Barrier Level on the final valuation date, the investor is exposed to any negative return of the underlying. If the underlying closes at or above the Final Barrier Level at maturity, the investor is protected from any negative return of the underlying and will receive a positive return based on the absolute value of the underlying return, subject to the credit risk of the issuer An amount, such as 30%, which signifies your overall return limit on the securities in an upside scenario. The Final Barrier Level sets a limit on an investor’s return potential in a downside scenario An amount, such as 10 0%, which provides exposure to the positive return, if any, of the underlying on the upside, up to the Maximum Upside Return How Do Dual Directional Barrier Securities Work? Each Dual Directional Barrier Security will specify the following terms: Payment at maturity depends only on where the underlying is on a final valuation date shortly before maturity. The amount you receive at maturity for any Dual Directional Barrier Security can be determined by answering the following questions: Is the return of the underlying positive at maturity? Is the return of the underlying multiplied by the Upside Participation Rate greater than the Maximum Upside Return ? Is the final value of the underlying above the Final Barrier Level ? Your return will be negative and will equal the return of the underlying You will receive your initial in v e s t m ent ba c k plus the absolute value of the negative return of the underlying Your return will equal the return of the underlying multiplied by the Upside Participation Rate no y es no y es no y es Downside Participation Rate An amount, such as 10 0%, which provides exposure to the absolute return of the underlying on the downside, as long as the underlying closes at or above the Final Barrier Level on the final valuation date Your return will equal the Maximum Upside Return

Citigroup Global Markets Holdings Inc. 5

How Do Dual Directional Barrier Securities Compare to a Direct Investment in the Underlying?

Dual Directional Barrier Securities offer the potential to outperform the underlying if the underlying depreciates moderately. Dual Directional Barrier Securities will underperform the underlying if the underlying appreciates by more than the Maximum Upside Return and may underperform the underlying in other scenarios after forgone dividends are taken into account.

The diagram below illustrates what you would receive at maturity for a range of hypothetical underlying returns. The terms of the Dual Directional Barrier Securities are hypothetical only and not representative of the performance of any particular security. The specific terms and conditions will vary for each offering of Dual Directional Barrier Securities and should be considered carefully before investing. The shaded areas of out-performance and underperformance below do not take into account forgone dividends on the underlying, which may be significant.


60%
40%
20%
0%
-20%
-40%
-60%
-50% -45% -40% -35% -30% -25% -20% -15% -10% -5% 0% 5% 10% 15% 20% 25% 30% 35% 40% 45% 50%
Underlying Return
Note Return

Source: Citi

The left half of the diagram above illustrates the scenarios where the underlying has finished below its initial value. A direct investment in the underlying would result in a loss. An investment in the Dual Directional Barrier Securities may also result in a loss, but only insofar as the underlying ends below the Final Barrier Level at maturity. Otherwise, the Dual Directional Barrier Securities pay back the full principal plus the absolute value of the negative return of the underlying, and thus the Dual Directional Barrier Securities outperform (subject to forgone dividend yield) in these scenarios.

The right half of the diagram above illustrates the scenarios where the underlying has finished above its initial value. As you can see, if the underlying has appreciated modestly, the Dual Directional Barrier Securities perform in line with the underlying (subject to forgone dividend yield). However, if the underlying appreciates beyond the Maximum Upside Return of the security, the Dual Directional Barrier Securities will not participate and thus underperform.

In summary, a Dual Directional Barrier Security could be an attractive alternative to a direct investment in an underlying if you believe that underlying has moderate growth potential but also some potential for moderate negative returns. A Dual Directional Barrier Security is likely not an attractive investment if you believe the underlying will appreciate significantly, because the upside is limited in this investment, or if you seek dividends. Additionally, a Dual Directional Barrier Security is not appropriate for an outright bearish view, because although the Dual Directional Barrier Security provides a positive return on investment in moderately bearish scenarios, it is ultimately exposed to the downside in the underlying and you may lose money as a result. The protection against losses provided by Dual Directional Barrier Securities is subject to the credit risk of the issuer and guarantor.

Citigroup Global Markets Holdings Inc. 6

How Do Dual Directional Barrier Securities Fit in a Portfolio?

Although Dual Directional Barrier Securities can be linked to many different assets, Dual Directional Barrier Securities are often used as equity replacement strategies, because their payout reflects a modification of the traditional equity investment.

Due to the potential for a Dual Directional Barrier Securities to add protection and reduce the market risk of a portfolio, one strategy that may be appealing is to replace some of your equity allocation for equivalent product linked to that same equity universe. For example, if you were planning to invest 30% of your portfolio in large cap US equities, perhaps an attractive strategy could be to invest 25% directly in the large cap equities of your choosing and 5% in Dual Directional Barrier Securities tied to the S&P 500® Index.

This way, you maintain your US large cap allocation, but have added the benefits of a Dual Directional Barrier Security. Additionally, rather than investing that 5% portion in a single investment, it may be beneficial to "ladder" the investments so that your returns are not tied to a single point in time, but are rather spread out across different environments. This strategy can be utilized in many different allocation models. Because Dual Directional Barrier Securities are unsecured debt securities of the issuer, you should also consider diversification of issuer credit risk in any allocation to Dual Directional Barrier Securities.

Hypothetical Investor Portfolio


Cash; 2.00%
Fixed Income; 39.00%
US Large Cap Equities; 30.00%
25% US Large Cap Equities
5% S&P 500® Index Linked Dual Directional Barrier Securities
Non-US Large Cap Equities; 15.00%
13% Non-US Large Cap Equities
2% EUROSTOXX 50® Index Linked Dual Directional Barrier Securities
US Small/Mid Cap Equities; 4.00%
3% Small/Mid Cap Equities
1% Russell 2000 ® Index Linked Dual Directional Barrier Securities
Emerging Market Equities; 8.00%
Non-US Small/Mid Equities; 2.00%
6% Emerging Market Equities
2% iShares® MSCI Emerging Markets ETF Linked Dual Directional Barrier Securities
Global Equities
Fixed Income
Cash

Source: Citi

In the hypothetical portfolio above, the investor has replaced 10% of his portfolio with various Dual Directional Barrier Securities, but has maintained his overall strategic allocation mix. This portfolio will likely limit some of the potential gains within the equity portfolio and add issuer credit risk, in exchange for an increase in the overall protection and potential decrease in overall market risk, both of which have the potential to lead to better risk adjusted returns.

This portfolio is not meant to suggest an actual allocation, and indeed, your mix of different asset classes should reflect your personal needs and risk tolerance, which can look very different from this example. The above is meant to help illustrate how Dual Directional Barrier Securities can be included within one's portfolio, while not changing any strategic allocation.

Citigroup Global Markets Holdings Inc. 7 Variations This guide describes the most common version of the Dual Directional Barrier Securities , but there are a few variations you may see in the market. The Dual Directional Barrier Securities in this guide are all discussing a single underlying , but they can be linked to one or more underlyings within the same investment. This can either be in basket form, where the return is some average of the returns of the underlyings, or as a worst of option, where the return is linked to the worst performing underlying among a number of underlyings . Generally , this worst performing variation is for investors willing to take on some additional risk in order to increase the return potential. On the downside, one common variation involves replacing the conditional protection provided by a barrier with a buffer to provide a cushion against the first, say, 10% losses. This buffer can be combined with some leverage on the downside (referred to as a “geared” buffer) , equal to one divided by the protection level, so that the maximum loss on the investment is the full principal amount. This too is for investors willing to take on some added risk in order to increase return potential. On the upside, rather than capping the upside, a Dual Directional Barrier Security can be uncapped , meaning there is no limit on the return of the security. Conversely, for investors who expect only very modest upside in the underlying, the upside participation can be enhanced above 100%, subject to a lower Maximum Upside Return, in order to magnify upside potential should the underlying experience only a modest positive return. S a l e s I n f or m a ti on Dual Directional Barrier Securities are available through periodic investment offerings as well as through the customized solutions platform for ultra high net worth clients. For current offerings of Dual Directional Barrier Securities , as well as other structured investment offerings, please contact your Investment Professional or Financial Advisor. Other Information Any figures or terms provided in this product brochure are sample product terms, illustrative and are no indication of what final terms or actual returns will be. This product summary supplement does not consider the effect taxes and fees will have on your returns. The terms of each security vary from offering to offering. For terms relating to particular offerings, including direct and indirect risks and other material considerations, you should refer to that product’s offering documents. Citigroup Global Markets Inc. and its affiliates (“Citi”) do not guarantee that a secondary market will develop in any Dual Directional Barrier Security. If a second ary market does develop it may not be liquid and may not continue for the term of the security. If the secondary market is limited there may be few buyers should you choose to sell the security prior to maturity and this may reduce the price you receive. There is no guarantee that investors wishing to liquidate an investment in such securities prior to the stated maturity will receive a price equal to or in excess of the initial principal amount invested. The value of Dual Directional Barrier Securities may rise as well as fall during the term of the security and the return on any product may be lower than what could be earned on a conventional investment of similar duration and credit risk. For each product, investors assume the full credit risk of the issuer and guarantor of issuer’s obligations. The deterioration of the credit of any of these entities may result in the loss of your principal invested. Products may provide for adjustments to be made to their final terms during their term due to certain events including corporate actions, mergers and acquisitions, divestitures, price source disruption, trading suspension and material change in index formula and/or index content. Citi may at any time hold long or short positions. Accordingly, Citi may actively trade these and related securities for its own account and those of its customers and, at any time, may have long or short positions in and buy and sell, the securities, commodities, futures, options, derivatives or other instruments and investments identical with or related to those mentioned in this product summary supplement. Before making an investment in a specific Dual Directional Barrier Security , you should obtain and carefully read the offering documents relating to that offering, which will contain additional information needed to evaluate the investment and provide important disclosures regarding risks, fees and expenses. Additionally, such offering documents will contain the only complete description, and final terms, of the terms and conditions of that offering. Before making any commitment to invest, you should take whatever business, legal, tax, accounting or other advice you consider necessary given your particular circumstances. If you invest in a Dual Directional Barrier Security , you are responsible for any tax lawfully due from you on the income or gains arising from such investment. Citi does not provide business, legal, tax or accounting advice and makes no representation in respect of any of them. Dual Directional Barrier Securities are not deposits and are neither obligations of nor guaranteed by Citibank, or any governmental entity or agency. If you have any doubt about the suitability of these investments, you should contact your own advisers for advice. Additional Information

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